RICHARDSON & PATEL LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024

                                November 29, 2006

VIA EDGAR TRANSMISSION

Ms. Rolaine Bancroft
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      NT MEDIA CORPORATION OF CALIFORNIA, INC.
                  PRELIMINARY INFORMATION STATEMENT ON FORM 14C
                  FILED OCTOBER 18, 2006
                  FILE NO. 000-31012

Dear Ms. Bancroft:

         This letter is submitted in response to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as delivered telephonically to the undersigned concerning the above referenced Information Statement on Form 14C (the "Information Statement") of NT Media Corporation of California, Inc. (the "Company"). We submit this written response on behalf of the Company. We have reproduced the Staff's comments in bold type and have followed each comment with our response. We note we have paraphrased the Staff's comments since they were transmitted telephonically and not in writing. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

         1. WE NOTE THAT THE BOARD OF DIRECTORS IS RETAINING BROAD DISCRETION TO SELECT A REVERSE SPLIT RATIO. TELL US WHETHER THIS COMPLIES WITH DELAWARE GENERAL CORPORATE LAWS SECTION 242(B) WITH RESPECT TO AMENDMENTS TO THE CERTIFICATE OF INCORPORATION. WE NOTE THAT THE TWO REVERSE SPLIT RATIOS ARE VERY DIFFERENT AND IF UTILIZED, WOULD YIELD VERY DIFFERENT RESULTS.

         We supplementally inform Staff that we have reviewed Delaware General Corporate Laws Section 242(b) prior to the preparation of the Information Statement and in preparation of this response. We submit that the actions approved by the Board of Directors and the subsequent consent of the majority shareholder of the Company are compliant with the provisions of Section 242(b). The actions do not reflect an impermissible exercise of discretion on the part of the Board of Directors. To begin with,


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the  shareholders  have approved only two potential split ratios - not an entire menu or panoply of choices. In addition, the Board must exercise its judgment prior to the next annual meeting of shareholders. Given those two factors, the Board does not have wide and unlimited discretion and authority to enact a reverse stock split "on its own" and therefore in violation of Section 242(b). The two stock split ratios have been approved by the shareholders as required by
Section 242(b). In this case, the Board has proposed that a reverse stock split is in the interests of the Company and its shareholders and has preserved a minimum amount of discretion to choose a stock split ratio that would be appropriate at the time, and under the circumstances, it is chosen. Moreover, nothing relieves the Board from its fiduciary duties in making a final selection for the stock split in the interests of the Company and its shareholders. In other words, the Board cannot act arbitrarily based on the discretion reserved in acting on the reverse stock split action.

         The Board has also provided the form of amendment to be filed in the event the Board determines to effect the reverse split. Accordingly, the Board has approved and required the shareholders to approve the form of amendment for the reverse split, without necessity of additional shareholder approval to select the final ratio. We believe that such limited reservation of discretion does not violate the plain reading of Section 242(b). The shareholders have approved (by majority - as permitted by statute) a form of amendment to the certificate of incorporation that would effect a reverse stock split in one of two ratios that the Board shall determine in the future as being in the best interests of the Company and its shareholders. We note that under Delaware law there is a presumption of fairness in favor of amendments approved by the Board of Directors and the controlling shareholders.

         We further respectfully refer Staff to our response to Comment No. 2 below regarding the historical swings in the trading price of the Common Stock and the volume of such trading - both of which would tend to support either the lower ratio or the higher one, depending on the then current status of the Common Stock. In other words, we submit the ratios are quite different, but we believe the ratio will be chosen in accordance with the status of the Common Stock price at the time and not on a arbitrary basis. Moreover, where the Board to call a shareholder meeting based on one ratio alone, it is quite possible that prior to the time of implementation the volume and price could change dramatically, making the approval of the reverse split a futile exercise.

         Finally, in the event the amendment or the corporate actions of the Company were not in full compliance with Delaware law, the shareholders of the Company would have a right of action.

         2. PLEASE DESCRIBE HOW THE BOARD OF DIRECTORS PLANS TO SELECT THE REVERSE STOCK SPLIT RATIO - WHAT FACTORS WILL THE BOARD OF DIRECTORS CONSIDER IN MAKING ITS DETERMINATION AND WHAT STOCK PRICE IS THE BOARD OF DIRECTORS TRYING TO ACHIEVE.

         In response to Staff's comment, we have added the following language to the Information Statement in the second paragraph under the Heading Action 2 - Material Terms of the Reverse Split.

         "Among the particular factors the Board will consider will be the then trading price of the Common Stock and the volume of the trading. Depending on those two factors, one of the ratios will be more appropriate. The Company historically has low trading volume and significant swings in stock price - accordingly, two distinct ratios have been chose since the price and volume trends could be a disparate over time. In addition, while the Board of Directors is not trying to achieve any particular Common Stock price, the Board does believe that having a stock price higher than the current price will help attract higher quality business and strategic partners."

         3. PLEASE TELL US WHY THE STOCK SPLIT WILL NOT HAVE A "GOING PRIVATE EFFECT" ON THE COMPANY.

         We supplementally inform Staff that the reverse stock split in either ratio will not have a going private effect. We have reviewed Rule 13e-3 which lays out specific requirements for going private. We submit that the Company neither holds the intention to effect a going private transaction nor will the actions of the Board produce one. Rule 13e-3(a)(3). We note that based on the records we have reviewed with the Company's transfer agent, the reverse stock split will not result in less than 300 persons holding the Company's securities. We note that in prior Commission filings the Company has stated that it has less than 300 holders of record; however, that does not include persons who hold their securities in street name, who we believe number over 300. The Company is confident it will retain record holders in excess of 300. Regardless, the Company intends to continue reporting under the Securities Exchange Act of 1934. In addition, we also note that the stock split would not cause the Company's securities to cease being listed on any national exchange or quotation system (and the Company's securities will continue trading on the OTC BB). Rule 13e-3(a)(3)(ii). Moreover, we submit that achieving a stock price that the Board believes more accurately reflects the Company's value will promote trading, produce a greater shareholder base and help ensure that the Company's securities continue to be quoted on the OTC BB.

                                     *******

         If you have any questions or further comments, please do not hesitate to contact Jennifer A. Post at (310) 208-1182 or via fax at (310) 208-1154.


                                          Very truly yours,

                                          RICHARDSON & PATEL LLP

                                          BY: /S/ JENNIFER A. POST
                                              -----------------------------
                                                  Jennifer A. Post, Esquire


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